Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS

Supplement dated October 1, 2021 to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2021

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus and contract prospectus summary, as applicable.

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IMPORTANT INFORMATION ABOUT THE ADDITION OF CERTAIN FUNDS

The following funds have been added as available variable investment options under the contracts:

The Funds

Vanguard® Institutional Target Retirement 2015 Fund (Institutional Shares)*	Vanguard® Institutional Target Retirement 2045 Fund (Institutional Shares)*
Vanguard® Institutional Target Retirement 2020 Fund (Institutional Shares)*	Vanguard® Institutional Target Retirement 2050 Fund (Institutional Shares)*
Vanguard® Institutional Target Retirement 2025 Fund (Institutional Shares)*	Vanguard® Institutional Target Retirement 2055 Fund (Institutional Shares)*
Vanguard® Institutional Target Retirement 2030 Fund (Institutional Shares)*	Vanguard® Institutional Target Retirement 2060 Fund (Institutional Shares)*
Vanguard® Institutional Target Retirement 2035 Fund (Institutional Shares)*	Vanguard® Institutional Target Retirement 2065 Fund (Institutional Shares)*
Vanguard® Institutional Target Retirement 2040 Fund (Institutional Shares)*	Vanguard® Institutional Target Retirement Income Fund (Institutional Shares)*

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*   This fund is available to the general public. **See "FEDERAL TAX CONSIDERATIONS - Section 403(b) and Roth 403(b) Tax-Deferred Annuities" in your contract prospectus and contract prospectus summary for a discussion of investing in one of the public funds under a 403(b) annuity contract.**

IMPORTANT INFORMATION REGARDING FUND CLOSURES

> **The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the Voya Solution 2025 Portfolio, Voya Solution 2035 Portfolio, Voya Solution 2045 Portfolio, Voya Solution 2055 Portfolio and the Voya Solution Income Portfolio.**

The subaccounts that invest in the Voya Solution 2025 Portfolio, Voya Solution 2035 Portfolio, Voya Solution 2045 Portfolio, Voya Solution 2055 Portfolio and the Voya Solution Income Portfolio (the "Portfolios") are closed to investment by new investors.

NOTICE OF UPCOMING FUND ADDITIONS

The following is summary information regarding the Vanguard® funds and is added to **APPENDIX II - FUND DESCRIPTIONS** in your contract prospectus and contract prospectus summary:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Vanguard® Institutional Target Retirement 2015 Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide capital appreciation and current income consistent with its current asset allocation.
Vanguard® Institutional Target Retirement 2020 Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide capital appreciation and current income consistent with its current asset allocation.
Vanguard® Institutional Target Retirement 2025 Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide capital appreciation and current income consistent with its current asset allocation.
Vanguard® Institutional Target Retirement 2030 Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide capital appreciation and current income consistent with its current asset allocation.
Vanguard® Institutional Target Retirement 2035 Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide capital appreciation and current income consistent with its current asset allocation.
Vanguard® Institutional Target Retirement 2040 Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide capital appreciation and current income consistent with its current asset allocation.
Vanguard® Institutional Target Retirement 2045 Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide capital appreciation and current income consistent with its current asset allocation.
Vanguard® Institutional Target Retirement 2050 Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide capital appreciation and current income consistent with its current asset allocation.
Vanguard® Institutional Target Retirement 2055 Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide capital appreciation and current income consistent with its current asset allocation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Vanguard® Institutional Target Retirement 2060 Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide capital appreciation and current income consistent with its current asset allocation.
Vanguard® Institutional Target Retirement 2065 Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide capital appreciation and current income consistent with its current asset allocation.
Vanguard® Institutional Target Retirement Income Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide current income and some capital appreciation.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting Customer Service.

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.**